SCHEDULE A TO THE
                                             ADMINISTRATION AGREEMENT


REVISED AS OF OCTOBER 14, 1998

     LIST OF PORTFOLIOS



Kobren Growth Fund



Kobren Moderate Growth Fund



                                        Kobren Conservative Allocation Fund



                                             Kobren Delphi Value Fund





KOBREN INSIGHT FUNDS                        FIRST DATA INVESTOR SERVICES
                                                     GROUP, INC


By:      /s/ Eric J. Godes                  By:      /s/ James L. Fox
Date:    11/27/98                           Date:    11/16/98
Title:   Vice President                      Title:   Chief Operating Officer


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                                                    SCHEDULE B
                                                   FEE SCHEDULE


                                          Revised As Of October 14, 1998

     SECTION I

The following fees are in effect for the Kobren Growth Fund, Kobren Moderate Growth Fund and the Kobren Conservative Allocation Fund:

       For the services to be rendered, the facilities to be furnished and the payments to be made by FDISG, as provided for in this Agreement, the Company, on behalf of each Fund, will pay FDISG on the first business day of each month a fee for the previous month at the rates listed below. The fee for the period from the the earlier of commencment of operations of a Fund or December 15, 1996 to the end of such month shall be prorated according to the proportion that such period bears to the full monthly period. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be prorated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement.

                Flat fee of $67,500 per Fund per annum,  provided  however,  the
               Company shall pay a minimum of $125,000 per annum regardless of the number of Funds; First Data reserves the right to terminate this agreement should the fund family consist of only 1 Fund.

                FDISG shall be entitled to collect all out-of-pocket fees described in Schedule C.

                $1 per mutual fund quotation for prices manually  retrieved or a pro-rata fee will be assessed for prices retrieved from an automated vendor feed.

       FDISG agrees to waive the first $40,000 of fees FDISG is entitled to receive under this Agreement during the first year of this Agreement.

SECTION II

THE FOLLOWING FEES ARE IN EFFECT FOR THE KOBREN DELPHI VALUE FUND:

ANNUAL FEES

Net Assets up to 150 million                5.0 Basis Points

Net Assets in Excess of 150 million         3.5 Basis Points

Fund Minimum                                $67,500 per year

Additional Classes    $5,000 per class for the first and any additional classes

GENERAL

After the first 36 months from the effective date of this Amendment, FDISG may adjust any annual or monthly fees once per calendar year, upon thirty (30) days prior written notice in an amount not to exceed the previous years cumulative percentage increase in the Consumer Price Index for All Urban Consumers (CPI-U) U.S. City Average, All items (unadjusted) - (1982-84=100), published by the U.S Department of Labor since the last such adjustment in the Client's monthly fees (or the Effective Date absent a prior such adjustment).

IN WITNESS WHEREOF, the parties hereto have caused this Schedule to be executed by their duly authorized officers, as of the day and year first above written.





KOBREN INSIGHT FUNDS                        FIRST DATA INVESTOR SERVICES
                                                     GROUP, INC


By:      /s/ Eric J. Godes                  By:      /s/ James L. Fox
Date:    11/27/98                           Date:    11/16/98
                          TITLE: VICE PRESIDENT TITLE: CHIEF OPERATING OFFICER
                                        CONSENT OF INDEPENDENT ACCOUNTANTS